Exhibit 99.77(C)

ITEM 77C- Matters submitted to a vote of security holders

1.	On October 23, 2014 a Special Meeting of Shareholders of Voya Global Opportunities Fund, a series of Voya Mutual Funds, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between the Fund and Voya Global Equity Dividend Fund, providing for the reorganization of the Fund with and into Voya Global Equity Dividend Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

Voya Global Opportunities Fund	1	855,153.024	31,886.197	114,875.393	1,001,914.614

The proposal did not pass and the meeting was adjourned to November 6, 2014.

2.	On November 6, 2014 a Special Meeting of Shareholders of Voya Global Opportunities Fund, a series of Voya Mutual Funds, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between the Fund and Voya Global Equity Dividend Fund, providing for the reorganization of the Fund with and into Voya Global Equity Dividend Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

Voya Global Opportunities Fund	1	944,068.984	36,878.078	155,720.406	1,136,667.468

The Proposal passed.